National Health Realty, Inc. 100 Vine Street, Suite 1402 Murfreesboro, Tennessee 37130	National HealthCare Corporation 100 Vine Street, Suite 1400 Murfreesboro, Tennessee 37130
June 7, 2007
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	National Health Realty, Inc.
Schedule 13E-3 filed on, April 18, 2007
File No. 005-55329

Schedule 14A filed on April 18, 2007
File No. 001-13487

National HealthCare Corporation
Form S-4 filed on April 18, 2007
File No. 333-142189
Dear Mr. Pressman:
     National HealthCare Corporation (“NHC”) and National Health Realty, Inc. (“NHR” and together with NHC, the “Companies”) are in receipt of your letter dated May 18, 2007 related to your review of the Companies’ above-listed filings. We have carefully considered each of your comments and respectfully provide the following responses below. For your convenience, we have reproduced each comment from your letter immediately before the Companies’ response below.
Schedule 13E-3
1.	Comment: Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that each party to the stockholder agreement and each of the entities involved in the transaction are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: We agree that NHR and NHC are required to file a Schedule 13E-3 pursuant to Rule 13e-3 and have complied with this requirement. We do not believe, however, that the other individuals party to the voting agreement, dated as of December 20, 2006, are affiliates engaged in a going private transaction and therefore required to comply with the filing, dissemination and disclosure requirements set forth under the rule. Under Rule 13e-3(d), only an issuer and its affiliates who are engaging in a Rule 13e-3 transaction are required to file a Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “Commission”). Whether a person is an affiliate of the issuer and whether it is deemed to be engaged with the issuer in a 13e-3 transaction depends on the relevant facts and circumstances of the particular transaction.

Affiliate Status

An “affiliate” is defined under Rule 13e-3(a)(1) to be any “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” In the Commission’s August 2, 1979 adopting release (Release No. 34-16075), it provided further guidance and indicated that in order to qualify as an “affiliate” of an issuer under Rule 13e-3, one must occupy such a position both prior to and following the transaction in question. This temporal element of the rule is important. In this transaction, Messrs. Hassan and Tucker, each a director of NHC at the time of the execution of the voting agreement and merger agreement, had no control nexus with NHR at the time the parties entered into the transaction and should not be considered “affiliates” of NHR for purposes of Rule 13e-3. Similarly, Messrs. Jobe and Swanson, each a director of NHR at the time of the execution of the voting agreement and merger agreement, will have no control nexus with NHC following the consummation of the merger and should not be considered “affiliates” of NHR for purposes of Rule 13e-3. In addition, the NHC and NHR Special Committees do not believe that any of the remaining parties to the voting agreement, including Messrs. Abernathy, R. Adams, A. Adams, Burgess and LaRoche, had at the time of the execution of the merger agreement and will have upon the consummation of the merger the necessary control of NHR and NHC, respectively, to meet the Rule 13e-3 “affiliate” definition.

Engagement in a Going Private Transaction

Putting aside the question of whether Messrs. Abernathy, R. Adams, A. Adams, Burgess and LaRoche are “affiliates” for purposes of Rule 13e-3, none of such individuals is “engaging in a going private transaction” subject to the requirements of Rule 13e-3. As was disclosed in the initial draft of the NHC registration statement filed on Form S-4 on April 18, 2007 (Release No. 333-142189) (the “Registration Statement”), (i) NHC’s board of directors established a special committee of non-affiliated directors consisting of Messrs. Hassan and Tucker to negotiate the terms of any potential transaction with NHR and (ii) NHR established a special committee of non-affiliated directors consisting of Messrs. Jobe and Swanson to negotiate the terms of any potential transaction with NHC. The establishment of such committees ensured against the type of overreaching by affiliates at the expense of unaffiliated security holders that Rule 13e-3 was adopted to prevent. As a result, Messrs. Abernathy, R. Adams, A. Adams, Burgess and LaRoche did not participate in NHR’s negotiations with NHC and will not receive the types of benefits the Commission has indicated that Rule 13e-3 was established to prohibit, such as consideration in excess of that received by other shareholders and increases in executive or director compensation. The voting agreement was executed at the request of the NHC and NHR Special Committees merely as a means to help ensure the realization of the merger and not as a vehicle to disadvantage unaffiliated security holders.

As such, we do not believe that the parties to the voting agreement other than NHC and NHR are “affiliates” as defined in Rule 13e-3 because they do not control, are not controlled by and are not under common control with NHR and, to the extent that any of them may be considered to be “affiliates,” they are not engaging in a Rule 13e-3 transaction within the meaning of the rule.

We also wish to point out that because each of the parties to the voting agreement other than NHC and NHR are directors and/or executive officers of NHR or NHC and each of NHC and NHR are filing persons, substantial disclosure regarding their security ownership in the Companies and material transactions with the Companies is already fully disclosed in the Registration Statement and the Schedule 13E-3 (the “Schedule 13E-3”) currently on file with the Commission. We do not believe that naming the additional persons as filing persons in the Schedule 13E-3 would positively impact the quality of the disclosure to NHR’s unaffiliated stockholders.
Item 1, Summary Term Sheet
2.	Comment: The summary term sheet should “briefly” describe the material terms of the transaction in bullet point format. See Item 1001 of Regulation M-A. Revise your information to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. For example, your Q&A repeats verbatim large portions of your summary. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

Response: The Registration Statement has been revised in response to the staff’s request. Please see the revised disclosure under the headings “Question and Answers About the Merger” and “Summary” beginning on pages 1 and 6, respectively, which have been revised to eliminate duplicative information and provide a more clear and concise presentation of the required information.
Item 13, Financial Statements
3.	Comment: Please explain why you identify “pro forma information” as inapplicable.

Response: NHR notes that paragraph 1010(b) of Item 1010 of Regulation M-A requires the presentation of pro forma data of NHR “if material.” NHR respectfully submits that it will cease to exist as a result of the merger, and that the resulting post-merger capital structure is not relevant to its stockholders’ investment decision whether or not to adopt the merger agreement. Therefore, the information listed in the referenced paragraphs is not material to such stockholders in this proxy solicitation and has not been presented. In addition, we note that NHC provides pro forma information which we believe to be material to stockholders in their evaluation of the proposed merger.

4.	Comment: Please confirm that all the financial information required by Item 1010(c) has been included in the disclosure documents.
Response: We have addressed the staff’s comment and, with respect to certain requested information, revised the disclosure in response to the staff’s comment as set forth below:
a)	Summarized financial information of NHC and NHR specified in Rule 1-02(bb)(1) of Regulation S-X is included in the Registration Statement under the headings “Selected Historical Consolidated Financial Data of NHC” on page 50 and “Selected Historical Consolidated Financial Data of NHR” on page 51. Certain line items have been added to comply with the staff’s comment.

b)	Income per common share from continuing operations (basic and diluted) is not applicable, as neither NHC nor NHR has discontinued operations.

c)	Net income per common share (basic and diluted) for each of NHC and NHR is included in the Registration Statement under the heading “Comparative Share Data” on page 59.

d)	NHC’s ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, is included in the Registration Statement under the heading “NHC Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” on page 60. NHR’s ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, is included in the Registration Statement under the heading “NHR Ratio of Earnings to Fixed Charges” on page 61.

e)	Book value per share as of the most recent balance sheet dates of NHC and NHR is included in the Registration Statement under the heading “Comparative Share Data” on page 59.

f)	Pro forma data of NHC and NHR for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction is included in the Registration Statement under the heading “Comparative Share Data” on page 59 and under the heading “NHC Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” on page 60.
Schedules 14A
5.	Comment: The PRE 14A filed on May 18, 2007 relates to a consolidation transaction. Accordingly, the correct EDGAR header tag appears to be PREM14A. Please ensure that correct header tags are used in future filings.

Response: We will ensure that correct header tags are used in future filings in accordance with the staff’s comment.

6.	Comment: We are unable to locate the information required by Item 14 of Schedule 14A with respect to merger/consolidation. Please advise.

Response: In response to the staff’s request with respect to the location of information in the NHR proxy statement (the “NHR Proxy Statement”) that is required by Item 14 of Schedule 14A, please refer to the following:
Item 14(b)
(1) Summary Term Sheet. Please see the information located in the NHR Proxy Statement under the heading “Summary Term Sheet” beginning on page 1.

(2) Contact Information. The name, complete mailing address and telephone number of the principal executive office of NHR is included in the NHR Proxy Statement under the heading “Information About The Companies – National Health Realty, Inc.” on page 19. Also, please note that NEW NHR, Inc. is an entity created solely for purposes of facilitating the consolidation and has no principal executive offices.
(3) Business Conducted. A brief description of the general nature of the business conducted by NHR and NEW NHR, Inc. is included in the NHR Proxy Statement under the heading “Information About The Companies” on page 19.
(4) Terms of the Transaction. The information required by Item 1004(a)(2) of Regulation M-A is included in the NHR Proxy Statement under the following headings:
(i)	A brief description of the transaction:

•	“Summary Term Sheet – The Consolidation” on page 1;

•	“Questions And Answers About The Special Meeting – What will happen in the consolidation?” on page 4;

•	“Special Factors – Effect of the Consolidation” on page 7; and · “The Articles of Consolidation” on page 23.

(ii)	The consideration offered to security holders:

•	“Questions And Answers About The Special Meeting – What will NHR stockholders receive in the consolidation?” on page 4.

(iii)	The reasons for engaging in the transaction:

•	“Summary Term Sheet – The Consolidation” on page 1;

•	“Questions And Answers About The Special Meeting – Why are NHR and NHR Sub proposing to consolidate?” on page 4;

•	“Special Factors – Background of the Consolidation and Subsequent Merger” beginning on page 8; and

•	“Special Factors – Reasons for the Consolidation; Recommendation of the Board of Directors” on page 16.

(iv)	The vote required for approval of the transaction:

•	“Summary Term Sheet – Vote Required to Complete the Consolidation” on page 3;

•	“Questions And Answers About The Special Meeting – What stockholder vote is required to approve the consolidation?” on page 5; and

•	“The Special Meeting – Vote Required” on page 21.

(v)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material:

•	“Summary Term Sheet – The Consolidation” on page 1;

•	“Questions And Answers About The Special Meeting – What will happen in the consolidation?” on page 4; and

•	“Special Factors – Material Differences Between the Rights of Stockholders” on page 17.

(vi)	There is no brief statement as to the accounting treatment of the transaction because we respectfully submit that such information is not material.

(vii)	The federal income tax consequences of the transaction, if material:

•	“Summary Term Sheet – U.S. Federal Income Tax Consequences” on page 3; and

•	“Special Factors – Material U.S. Federal Income Tax Consequences” beginning on page 17.
(5) Regulatory Approvals. A statement regarding applicable regulatory approvals is included in the NHR Proxy Statement under the headings “Summary Term Sheet – Regulatory Approvals” and “Special Factors – Regulatory Approvals” on pages 3 and 17, respectively.
(6) Reports, Opinions, Appraisals. No report, opinion (other than opinions of counsel) or appraisal from an outside party was received by NHR in connection with the consolidation.
(7) Past Contacts, Transactions or Negotiations. The information required by Item 1005(b) and 1011(a)(1) of Regulation M-A is included in the NHR Proxy Statement under the following headings:
•	“Summary Term Sheet – Background and Reasons for the Consolidation” on page 2;

•	“The Special Meeting – Voting Agreement” on page 21;

•	“Special Factors – Background of the Consolidation and Subsequent Merger” beginning on page 8; and

•	“The Voting Agreement” on page 24.

     We respectfully submit that in accordance with Instruction 4 of Item 14 of Schedule 14A, the information required by paragraphs (b)(8) – (11) and (c) need not be provided because the plan being voted on involves only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or a spin-off.
7.	Comment: It is unclear from your disclosure here and in your Schedule 13E-3 whether you consider this proxy statement to constitute a part of the going private transaction. It appears to the staff that this proxy statement is the first step in the going private transaction and, accordingly, the disclosure contained herein should be revised accordingly. Please advise.

Response: Although NHR believes that the consolidation is not governed by Rule 13e-3, in deference to the staff’s request, NHR has revised the NHR Proxy Statement in the manner requested in Questions #9, #10, #18 and #22 below. Assuming (without conceding) the application of Rule 13e-3 to both the consolidation and the merger, it seems unnecessary for NHR’s consolidation proxy to duplicate the Rule 13e-3 disclosure that will be included in the Registration Statement being delivered with NHR’s consolidation proxy statement as Annex A. The unique nature of the consolidation requires NHR to hold a special meeting of stockholders regarding the proxy statement and then following the effectiveness of the consolidation, for consolidated NHR to vote on the merger. It is important (and required by state law) for NHR’s consolidation proxy statement to provide disclosure separate and distinct from the proposed merger with Davis Acquisition Sub LLC so that stockholders can assess this proposal independent of the merger. NHR respectfully submits that by attaching the Registration Statement as an annex to the consolidation proxy statement and by making certain revisions to the NHR Proxy Statement in accordance with Questions #9, #10, #18 and #22 below, it sufficiently addresses the staff’s concerns regarding Rule 13e-3 type disclosure as it may be applied to the proposed consolidation. Additional Rule 13e-3 disclosure in the NHR Proxy Statement would be duplicative of the disclosure already made available in the Registration Statement and potentially could confuse stockholders as to which matter is being considered at the special meeting being held for purposes of voting on the consolidation.

8.	Comment: Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1). In that regard, we are unable to locate your preliminary proxy cards.

Response: The NHR Proxy Statement and proxy card have been revised in accordance with the staff’s request.

9.	Comment: Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). This comment also applies to the Form S-4.

Response: The disclosure has been revised in response to the staff’s comment. Please see the new heading “Special Factors” in the NHR Proxy Statement and the heading “Special Factors” in the Registration Statement. Please note that with respect to the Registration Statement the “Special Factors” section has been moved to the beginning of the document, immediately following the “Risk Factors” section pursuant to Item 3 of Form S-4 and Item 503 of Regulation S-K.

10.	Comment: Please provide the legend required by Rule 13e-3(e)(1)(iii).

Response: The disclosure has been revised in response to the staff’s comment. Please see the revised disclosure in the letter to stockholders in the NHR Proxy Statement.

11.	Comment: Please provide us with additional details about how you determined, as disclosed in the fourth paragraph on page 4, that “[t]he issued and outstanding shares of NHR will not be converted or exchanged in the consolidation but will remain outstanding immediately following the consolidation.” In particular, please describe the consolidation process that will occur so that existing shareholders of NHR will not be converting or exchanging their shares for shares of the newly created entity, Consolidated NHR. Further, please provide your analysis of whether the vote requested by the proxy statement constitutes an investment decision by the shareholders of NHR. In addition, to the extent that the vote requested by the proxy statement is an investment decision, please tell us the exemption from registration upon which you are relying in connection with the offer and contemplated issuance of shares of Consolidated NHR.

Response: At the request of the staff and in support of the relevant disclosures concerning the consolidation process contained in the NHR Proxy Statement, we are providing supplemental information regarding the consolidation process and the required vote, as well as supporting analysis under Maryland law. In particular, the following explanation provides the legal basis for the conclusion and disclosure that the issued shares are not being converted or exchanged in the consolidation.

The consolidation of NHR is structured to comply strictly with the applicable statutory provisions of the Maryland General Corporation Law (“MGCL”), which includes the Maryland Business Combination Act. In particular:
•	The Maryland Business Combination Act makes “business combinations”, as defined, subject to certain fair price or supermajority voting provisions. Under MGCL Section 3-601(e)(1), however, a merger or consolidation with an interested stockholder or an affiliate of an interested stockholder that “does not alter the contract rights of the stock as expressly set forth in the charter or change or convert in whole or in part the outstanding shares of stock of the corporation” [emphasis supplied] is not a “business combination” and therefore is not subject to the provisions of the Maryland Business Combination Act.

•	In a consolidation under the MGCL, the articles of consolidation (and therefore the transaction) may provide, according to the statute, that stock of one of the constituent entities in the consolidation will remain outstanding following the consolidation, despite the fact that in a consolidation the legal existence of the each constituent ends and a new entity is created. In particular, articles of consolidation, which effect the consolidation and the treatment of the stock in the consolidation following the transaction, must provide, under Section 3-109(b)(3) of the Maryland General Corporation Law “[t]he manner and basis of converting or exchanging issued stock of the consolidating corporations into different stock or other consideration, and the treatment of any issued stock of the consolidating corporations not to be converted or exchanged” [emphasis supplied].

•	Maryland counsel have advised that NHR and New NHR, Inc. may consolidate with the stock of NHR remaining outstanding and that such a consolidation will not “change or convert” the stock of NHR.
The validity of this structure has been reviewed by two leading Maryland corporate law firms, Hogan & Hartson LLP and Venable LLP. Maryland counsel have further advised that a consolidation that has its sole effect the addition of an exemptive or “opt-out” provision from the Maryland Business Combination Act does not affect the “contract rights of the stock as expressly set forth in the charter.” Maryland counsel believe that the term “contract rights of the stock as expressly set forth in the charter” refers to matters such as preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption that affect the rights of one class of stock against another class, but that a charter provision that relates to a corporation’s decision to be within or without the statutory provisions of the Maryland Business Combination Act and by its terms affects all stockholders equally does not change contract rights. In any event, as the current charter does not address compliance with the Maryland Business Combination Act, an amendment that added such a provision could not be deemed to affect contract rights as expressly set forth in the charter.
NHR further believes that the federal securities laws analysis logically follows the state law analysis here. Simply put, an amendment that by its very terms does not amend the contract rights of the stock as expressly set forth in the charter under Maryland law cannot at the same time be an investment decision for purposes of the Securities Act of 1933. As a matter of law, the stock remains outstanding without change to any contract right and thus without economic or voting effect. The practical effect of what has occurred here is that the stock remains outstanding, the issuer has become a new entity as a matter of law, and all of its assets, liabilities, stock and business remain entirely unchanged. The transaction merely corrects an inadvertent oversight in the original charter and permits to occur what had not been intended to be precluded.
Summary Term Sheet, page 1
12.	Comment: The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A. Currently, your disclosure is too dense and does not focus on the most material terms of the new transaction. For further guidance, refer to Section II.F.2.a of SEC Release No. 33-7760.

Response: The NHR Proxy Statement has been revised in accordance with the staff’s request. Please see the revised disclosure under the headings “Summary Term Sheet” and “Questions And Answers About The Special Meeting” beginning on pages 1 and 4, respectively.

13.	Comment: Revise the introductory paragraph to reflect that the Summary Term Sheet highlights the material aspects of the transaction, not just “selected information.”

Response: The NHR Proxy Statement has been revised in accordance with the staff’s request. Please see the revised disclosure in the first paragraph on page 1 under the heading “Summary Term Sheet.”

14.	Comment: Both here and in the Form S-4 please consider providing a diagram to illustrate the transaction(s).

Response: In accordance with the staff’s request, the NHR Proxy Statement has been revised to include a diagram in the section entitled “Summary Term Sheet – Transaction Diagram” on page 2. The Registration Statement has been revised to include a diagram in the section entitled “Special Factors – General Description of the Merger.”

15.	Comment: Please revise your disclosure in this section to discuss the proposed Davis Acquisition merger.

Response: The NHR Proxy Statement has been revised in accordance with the staff’s request. Please see the revised disclosure on page 2 under the heading “Summary Term Sheet – Background and Reasons for the Consolidation.”

16.	Comment: We note your disclosure in the final full paragraph on page 19 that the matter of whether the proposed consolidation satisfies Maryland statutory requirements “is not free from doubt.” Please highlight this fact in a separately captioned section of your summary term sheet, briefly summarizing the particular aspects of the proposed consolidation that cast doubt upon its validity. Please also highlight here, if true, that the proposed consolidation is the only method by which you are able to achieve the desired opt out of the Maryland Business Combinations Act and explain why you are not able to amend your charter to opt out of this Act. Finally, describe in reasonable detail each provision of the Maryland Business Combinations Act to which you will not longer be subject if the consolidation is approved and the impact on shareholders. Make similar revisions under the heading “Effect of the Consolidation” on page 11. Finally, please provide us with a copy of each of the legal opinions that you have received on the validity of the consolidation under Maryland law.

Response: The NHR Proxy Statement has been revised in accordance with the staff’s request. Please see the revised disclosure on page 16 under the heading “Special Factors – Maryland Counsel Legal Opinions.” On a supplemental basis, Hogan & Hartson’s and Venable’s opinions are being furnished with this response letter at the request of the staff.
Questions and Answers about the Special Meeting, page 4
17.	Comment: We note your reference to “certain” material tax consequences. Delete the reference, here and throughout, to “certain” tax consequences. You are required to discuss all material tax consequences.

Response: Please see the revised disclosure in the NHR Proxy Statement on page 3 under the heading “Summary Term Sheet – U.S. Federal Income Tax Consequences” and related disclosure on page 17 under the revised heading “Special Factors – Material U.S. Federal Income Tax Consequences.”
Forward-Looking Statements, page 51
18.	Comment: We note your reference to the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. See Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Please revise to eliminate all references to the PSLRA and confirm that you will refrain from such references in any future filings or press releases related to the going private transaction.

Response: The disclosure has been revised in response to the staff’s comment. Please see the revised disclosure in the NHR Proxy Statement under the heading “Forward-Looking Statements” on page 20.

19.	Comment: Please provide a detailed analysis explaining why you believe that you are not obligated to update these forward looking statements after the proxy statement is distributed. Your analysis should address your obligations under Rule 14a-9(a) and Rule 13e-3(d)(2). In the alternative, please delete the referenced statement. Make similar revisions elsewhere as appropriate.

Response: The referenced statement has been deleted, and the NHR Proxy Statement has been revised to address NHR’s obligation to update the forward looking statements.
Background of the Consolidation and Subsequent Merger
20.	Comment: Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations.

Please make corresponding revisions to your Form S-4. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Response:

Each presentation or report provided by Avondale Partners to, and each discussion between Avondale Partners and, the NHC Special Committee or the NHC board of directors, as the case may be, that is materially related to the Rule 13e-3 transaction is disclosed in the Registration Statement under the heading “Special Factors – Background of the Merger” and “Special Factors – Opinion of NHC’s Financial Advisor Avondale Partners, LLC.” As such, NHC respectfully submits, that the filing of the requested materials, if any, would not aid investors in connection with their consideration of the merger.

Each presentation or report provided by 2nd Generation to, and each discussion between 2nd Generation and, the NHR Special Committee or the NHR board of directors, as the case may be, that is materially related to the Rule 13e-3 transaction is disclosed in the Registration Statement under the heading “Special Factors – Background of the Merger” and “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC.” As such, NHR respectfully submits, that the filing of the requested materials, if any, would not aid investors in connection with their consideration of the merger.
Certain Material U.S. Federal Income Tax Consequences, page 21
21.	Comment: Please delete the statement that “the foregoing is not tax advice.” Investors are entitled to rely upon your disclosure.

Response: The NHR Proxy Statement has been revised on page 18 in accordance with the staff’s request.

Where you can find more Information, page 26
22.	Comment: Schedule 13E-3 does not allow you to “forward incorporate” by reference to documents not yet filed with the Commission. Please revise the language to the contrary here. Further, information may only be incorporated into Schedule 14A in the manner and to the extent permitted by the form. Refer to Note D of Schedule 14A. Please ex-plain the basis for your incorporation by reference.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the NHR Proxy Statement under the heading “Where You Can Find More Information” on page 26.
Form S-4
Recommendations of the NHC Special Committee and NHC Board of Directors, Fairness of the Offer and the Merger
23.	Comment: It appears that the disclosure in this section and the following section may be an attempt to satisfy the disclosure requirement of Item 1014 of Regulation M-A. The referenced disclosure is insufficient. Please carefully review the item requirements and referenced guidance in the following comments. Should you choose not to comply with the following comments your response should provide a detailed legal analysis supporting your position. The following comments also apply to the corresponding NHR disclosure. Please note that due to the apparent lack of required disclosure we are withholding additional comment on the referenced sections at this time.

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure relating to NHR, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.

24.	Comment: If this section is intended to comply with Item 1014 of Regulation M-A, please note that you are required to discuss all material factors considered by the board. It is insufficient to state that the board merely relied on the special committee’s “recommendation, the fairness opinion and “other factors.” In addition, please explain why the board believed the fairness opinion supported a fairness determination to unaffiliated holders. We note that the opinion is limited to fairness to “both NHC and NHC/OP Sub.”

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure in the Registration Statement relating to NHR, please see the revised disclosure under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.

25.	Comment: Please provide separate disclosure addressing whether each filing person found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No- 34-17719 (April 13, 1981). It appears that you may be attempting to rely on your disclosure in the “Reasons for the Merger” section to satisfy this disclosure obligation. Please note that that Item 1013 requires disclosure regarding why each filing person is engaging in the transaction while Item 1014 requires a discussion as to whether the transaction is fair to unaffiliated holders. While there may be some overlap in these discussions, you should separately address each. In that regard, your discussion of fairness should be clear in explaining how each factor impacted the determination with respect to unaffiliated security holders.

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure relating to NHR, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.

26.	Comment: If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure relating to NHR, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.

27.	Comment: Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements are insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure relating to NHR, please see the revised disclosure under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.

28.	Comment: Revise the fairness discussion to disclose why the board reached the conclusion that the transaction is procedurally fair absent the procedural safeguard of Item 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board’s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

Response: We have revised the disclosure in response to the staff’s comment. With respect to disclosure relating to NHC, please see the revised disclosure in the Registration Statement under the heading “Special Factors – Fairness of the Offer and the Merger” on page 25. With respect to disclosure relating to NHR, please see the revised disclosure under the heading “Special Factors – Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 34.
NHC’s Reasons for the Merger, page 26
29.	Comment: Please note that Item 1013 requires that you discuss the reasons for the transaction not an outline of factors considered by the board. Please revise accordingly.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “NHC’s Reasons for, and Advantages of, the Merger” on page 26.

30.	Comment: The disclosure should not just address why the board recommended the transaction, but should also address the reasons for undertaking a transaction at all.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “NHC’s Reasons for, and Advantages of, the Merger” on page 26.

31.	Comment: In addition, you should include separate disclosure clearly identifying all the alternatives that were considered by the board and why such alternatives were rejected.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “NHC’s Reasons for, and Advantages of, the Merger” on page 26.

32.	Comment: Please also provide expanded disclosure to show how the bulleted reasons support the merger as it is structured in its current form and why the merger was undertaken at this particular time. Refer to Item 1013(c) of Regulation M-A and Instruction 1 to Item 1013 of Regulation M-A.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “NHC’s Reasons for, and Advantages of, the Merger” on page 26.
Opinion of NHC’s Financial Advisor Avondale Partners, LLC, page 27
33.	Comment: Please delete the statement that the opinion is “quantified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely upon your disclosure. This comment also applies to the corresponding disclosure regarding NHR’s financial advisor.

Response: We have revised the disclosure to delete the statement that the opinion is “qualified in its entirety by reference to the full text of the opinion” in response to the staff’s comment. Please see the revised disclosure in the Registration Statement on page 27 under the heading “Special Factors – Opinion of NHC’s Financial Advisor Avondale Partners, LLC.”

34.	Comment: Disclose all of the financial forecasts and projections that were provided to either fairness advisor. In addition, disclose and quantify the material assumptions underlying the forecasts.

Response: Each of NHC and NHR believes that the disclosure of the financial forecasts and projections prepared by NHC and NHR would not provide additional material information to assist stockholders in making an informed decision regarding the proposed merger. Each company used these projections principally to conduct due diligence with respect to its counterpart and, with modifications to derive the financial projections of the combined company. Furthermore, neither NHC nor NHR publicly discloses internal management projections of the type provided to Avondale Partners, LLC, in the case of NHC, or 2nd Generation Capital, LLC, in the case of NHR, in connection with their analysis of the merger and the merger consideration, and such projections were not prepared with a view toward public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond management’s control, including factors related to general economic and competitive conditions. Actual results could vary significantly from those set forth in such projections.
     In addition to the foregoing factors, the material financial information used to evaluate the merger is already disclosed in the Registration Statement and includes the financial analysis set forth in the applicable opinions of the financial advisors of each of NHC and NHR, which are described beginning on pages 27 and 36. Accordingly, NHC and NHR do not believe that the disclosure of such financial forecasts and projections is appropriate.
General, page 33
35.	Comment: Please revise to quantify the fees received. Refer to Item 1015(b)(4) of Regulation M-A. In addition, revise to discuss any relationship between the company and Avondale during the preceding two years including quantification of any consideration paid.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement in the first and second paragraphs under the heading “Special Factors – Opinion of NHC’s Financial Advisor Avondale Partners, LLC – General” on page 33.

36.	Comment: Please disclose the method of selection of Avondale. For instance, were any other advisors considered? Refer to Item 1015(b)(3) of Regulation M-A.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement in the first paragraph under the heading “Special Factors – Opinion of NHC’s Financial Advisor Avondale Partners, LLC – General” on page 33.

37.	Comment: Please state whether Avondale determined the consideration to be paid.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the third paragraph in the Registration Statement under the heading “Special Factors – Opinion of NHC’s Financial Advisor Avondale Partners, LLC – General” on page 33.
Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC, page 36
38.	Comment: Please revise your disclosure to summarize all, as opposed to “certain,” financial analyses conducted by 2nd Generation. Refer to Item 1015(b)(6).

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Summary of Financial Analyses Conducted by 2nd Generation.” on page 38.
Notional Bond Value, page 39
39.	Comment: Please expand the disclosure to explain in greater detail why the “very low debt-to-equity ration of NHC suggested that bonds were more appropriate comparable securities.”

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Summary of Financial Analyses Conducted by 2nd Generation – Notional Bond Value” on page 39.
Option Value, page 39
40.	Comment: Explain in greater detail how the liquidity discount was determined.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Summary of Financial Analyses Conducted by 2nd Generation – Option Value” on page 39.
Discounted Cashflow Analysis, 44
41.	Comment: Explain in greater detail how the discount rates of perpetuity grow rates were determined. Provide corresponding disclosure for values in the dividend discount model.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Merger Consideration Fairness Analysis – Discounted Cash Flow Analysis” on page 44.

Net Asset Value Analysis, page 44
42.	Comment: Explain in greater detail how the capitalization rate was determined.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Merger Consideration Fairness Analysis – Net Asset Value Analysis” on page 44.

43.	Comment: Discuss the minority interest in greater detail, include quantification as appropriate.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Merger Consideration Fairness Analysis – Net Asset Value Analysis” on page 44.
Miscellaneous, page 45
44.	Comment: Quantify all fees referenced in this section. In addition, please clarify whether you have identified all material relationships of the past two years between the advisor and filing persons.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Miscellaneous” on page 45.

45.	Comment: Please disclose the method of selection of 2nd Generation. For instance, were any other advisors considered? Refer to Item 1015(b)(3) of Regulation M-A.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Miscellaneous” on page 45.

46.	Comment: Please state whether 2nd Generation determined the consideration to be paid.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC – Miscellaneous” on page 45.
Alternatives to the Mergers, page 46
47.	Comment: Disclose the alternatives considered. Refer to Item 1013(b) of Regulation M-A.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Alternatives to the Merger Considered by NHC and NHR” on page 46.

Effects of Completing the Merger, page 46
48.	Comment: Revise to discuss the effects of the merger in greater detail. We are unable to locate the disclosure required by Item 1013(d). Refer to Instruction 3 to Item 1013 of Regulation M-A. Further, expand your disclosure to discuss the tax consequences to each filing person. Refer to Item 1013(d) of Regulation M-A.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Special Factors – Effects of Completing the Merger” on page 46.
Effects of Completing the Merger, page 46
49.	Comment: We note your disclosure of net losses on page 39. Disclose, if true, that filing persons maintaining an interest in the company will benefit from the Asahi Tec’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Response: We do not believe this comment is applicable to the filings that are the subject of this comment letter.
Description of the Merger Agreement, page 71
50.	Comment: Delete the phrase “and not to provide any other factual information regarding NHR.” Investors are entitled to rely on your disclosure.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement in the first paragraph under the heading “Description of the Merger Agreement” on page 71.
Optional Redemption, page 88
51.	Comment: Please confirm your understanding that any redemption giving the security holders an option to tender their securities must be accompanied by a Schedule TO-I and, potentially, a Schedule 13E-3. If you disagree with this conclusion, please provide an analysis in support of your position.

Response: NHC agrees that such filings may be required, if and when, such a redemption option is exercised. NHC notes, however, that neither NHC nor NHR is commencing a tender offer giving security holders an option to tender their shares in connection with the proposed merger. Therefore, no Schedule TO-I or additional Schedule 13E-3 will need to be filed at the time of, or prior to, the merger. NHC is aware that the terms of the NHC preferred stock issued as consideration in connection with the merger include an optional redemption provision which provides that after the fifth anniversary of the date on which the merger is effective, NHC has the option to redeem the outstanding shares of preferred stock for a fixed cash value of $15.75 per share of preferred stock.
Certain Material U.S. Federal Income Tax Consequences, page 98
52.	Comment: Delete the statement that this discussion is for “general information only.” Investors are entitled to rely upon your disclosure.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement in the third paragraph on page 98 under the heading “Material U.S. Federal Income Tax Consequences.”

Consequences to the Parties to the Merger, page 99
53.	Comment: Please expand your disclosure to explain the consequences of tax treatment in greater detail.

Response: The disclosure has been revised in response to the staff’s comment. Please see the revised disclosure in the Registration Statement on page 99 under the heading “Material U.S. Federal Income Tax Consequences — Consequences to the Parties of the Merger.”
Consequences of the Merger to U.S. Holders, page 99
54.	Comment: We note your “should” limitation. Please explain what consideration you gave to providing a tax opinion supporting your conclusion given the significant difference between the applicable tax rates.

Response: The parties discussed a tax opinion and decided that no tax opinion was necessary for the transaction because the “should” limitation relates to the unlikely possibility that the IRS would recharacterize the transaction as a reorganization under Section 368(a) of the Internal Revenue Code, not a risk that any shareholder level gain would be treated as ordinary income (except as discussed with respect to the Special Dividend).
Where you can find more information, page 111
55.	Comment: Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly.

Response: We have revised the disclosure in response to the staff’s comment. Please see the revised disclosure in the Registration Statement under the heading “Where You Can Find More Information” on page 111.
In connection with this response, the Companies acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about the Companies’ responses to your comments or require further explanations, please do not hesitate to contact me at (615) 890-2020 or Fax: # (615) 890-0123.
Sincerely,
John K. Lines
Senior V.P. & General Counsel
National Healthcare Corporation
and
John K. Lines
Senior V.P. & General Counsel
National Health Realty, Inc.

cc:	James Clark: Cahill Gordon & Reindel llp
Susanna Suh: Cahill Gordon & Reindel llp
J. Chase Cole: Waller Lansden Dortch & Davis, LLP